UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: April 25, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 23, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY SHIPPING CORPORATION
REPORTS FIRST QUARTER RESULTS

1st Quarter Highlights

  Net income of $53.6 million, or $1.32 per share (net of $31.7 million or $0.78 per share in non-cash write-downs)
  International Fleet TCE earnings of $33,873 per day
  Income from vessel operations of $103.5 million
  Completed acquisition of Navion ASA on April 7, 2003

Nassau, The Bahamas, April 23, 2003 - Teekay Shipping Corporation today reported net income of $53.6 million, or $1.32 per share, for the quarter ended March 31, 2003, compared to net income of $15.7 million, or $0.39 per share, for the quarter ended March 31, 2002. The results for the quarter ended March 31, 2003 included a $26.8 million, or $0.66 per share, write-down in the carrying value of certain older vessels, including three vessels sold in April 2003, and a $4.9 million, or $0.12 per share, write-down in the carrying value of certain marketable securities. Excluding these non-cash charges, the Company would have had net income of $85.3 million, or $2.10 per share, for the quarter ended March 31, 2003. Net voyage revenues for the quarter were $212.9 million, compared to $136.2 million recorded in the same period in 2002, while income from vessel operations increased to $103.5 million from $32.8 million. The following key indicators serve to highlight changes in operating performance:

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                                                   Three Months Ended        Three Months Ended       Three Months Ended
                                                        March 31,                December 31,              March 31,
                                                          2003                      2002                     2002
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International Tanker Fleet:
Revenue-generating ship-days                              4,731                      5,186                     4,864
TCE per revenue-generating ship-day                     $33,873                    $20,562                   $18,862
TCE per calendar-ship-day                               $29,609                    $18,689                   $16,679
Vessel operating expense per calendar-ship-day           $5,645                     $5,213                    $5,511
Operating cash flow per calendar-ship-day               $21,010                    $10,659                    $8,573

Oil/Bulk/Ore (“OBO”) Fleet:
Revenue-generating ship-days                                684                        658                       633
TCE per revenue-generating ship-day                     $19,620                    $14,704                   $11,406
TCE per calendar-ship-day                               $17,775                    $12,500                    $9,450
Vessel operating expense per calendar-ship-day           $6,258                     $6,678                    $5,901
Operating cash flow per calendar-ship-day                $8,116                     $2,196                      $684

UNS Fleet:
Calendar-ship-days                                        1,249                      1,148                     1,080
Operating cash flow per calendar-ship-day               $14,697                    $16,624                   $14,984

Australian Fleet:
Calendar-ship-days                                          450                        460                       450
Operating cash flow per calendar-ship-day               $14,446                    $14,821                   $15,780
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Tanker Market

Tanker rates continued to strengthen during the first quarter of 2003, primarily driven by increased oil production, shifts in oil production sources, and heightened charterer discrimination against older tonnage. Global oil supply rose to 79.0 million barrels per day (“mb/d”) in the first quarter of 2003 compared to 77.9 mb/d in the previous quarter and 76.1 mb/d in the first quarter of 2002. In addition, tanker ton-mile demand increased as long-haul oil transportation from the Middle East replaced disrupted oil supplies from Venezuela, Nigeria and Iraq.

Global oil demand, an underlying driver of tanker demand, was estimated by the International Energy Agency (“IEA”) to be 78.4 mb/d in the first quarter of 2003, a decline of 0.3 mb/d compared to the previous quarter but 1.8 mb/d higher than in the first quarter of 2002. As of April 10, 2003, the IEA was forecasting oil demand of 78.0 mb/d for 2003, a 1.5% increase over 2002. The size of the world tanker fleet increased to 313.3 million deadweight tons (“mdwt”) as of March 31, 2003, up 1.9% from the end of the previous quarter. A total of 3.0 mdwt was sold for demolition or otherwise removed from the fleet in the first quarter, compared to 3.9 mdwt in the previous quarter, while deliveries of tanker newbuildings during the first quarter totalled 8.4 mdwt, up from 7.3 mdwt in the previous quarter.

As of March 31, 2003, the world tanker orderbook was 64.9 mdwt, representing 20.7% of the total world tanker fleet, compared to 59.1 mdwt, or 19.2%, at the end of the previous quarter. The Aframax tanker orderbook as of March 31, 2003 was at 125 ships or 18.9% of the existing fleet, down from 130 ships or 20.3% as of December 31, 2002.

On March 27, 2003, the EU Transport Council approved proposed regulations that would immediately ban the carriage of “heavy oil” on single hull vessels in European waters and accelerate the phase out of single hull tonnage. The proposed regulations are scheduled for review in early June 2003 by the EU Parliament, and if approved as proposed, it is expected that the regulations would come into effect on July 1, 2003. In addition, the EU has put forward these regulations to the International Maritime Organization for review at the Marine Environment Protection Committee meeting in July 2003.

Teekay Fleet

As of March 31, 2003, the Teekay fleet (excluding Navion’s fleet and vessels managed for third parties) consisted of 105 vessels, including five time-chartered-in Aframax tankers and 15 newbuilding tankers on order. During the first quarter, Teekay exercised options to order four additional high-specification Aframax newbuildings for an aggregate cost of approximately $155 million, including construction supervision costs and capitalized interest. The new vessels will be 115,000 dwt each and are scheduled to be delivered in 2005. On March 10, 2003, Teekay took delivery of an Aframax shuttle tanker newbuilding, which commenced a long-term charter for seven years.

The ALLIANCE SPIRIT, a 1989-built Aframax tanker, was declared a constructive total loss for insurance purposes following its grounding on February 1, 2003 off the coast of Algeria during severe weather conditions. There were no injuries to any crew members nor was there any pollution as the vessel was not carrying cargo at the time of the incident.

The following is a summary of the Teekay fleet as of March 31, 2003:

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    Type                                                Number                                             Dwt
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    International Tanker Fleet:
        100%-owned Aframaxes                              52                                            5,201,600
        Time-chartered-in Aframaxes                        5                                              515,800
        Newbuilding Aframaxes on order                    11                                            1,249,000
        Newbuilding Suezmaxes on order                     3                                              456,000
        VLCC                                               1                                              280,700
    OBO Fleet (1)                                          8                                              625,900
    Australian Fleet                                       5                                              381,900
    UNS Fleet:
        Shuttle Tankers (2)                               19                                            1,981,400
        Newbuilding Shuttle Tankers on order               1                                              147,500
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    Total:                                               105                                           10,839,800
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(1) Includes one 67%-owned OBO carrier and one 52%-owned OBO carrier.
(2) Includes seven shuttle tankers of which Teekay’s ownership interest ranges from 50% to 89%.

In April 2003, Teekay sold the TEEKAY FULMAR, a 1983-built Aframax OBO carrier, the CLARE SPIRIT, a 1986-built Aframax tanker, and the SHANNON SPIRIT a 1987-built Aframax tanker. Of the total vessel write-down of $26.8 million included in the results for the quarter ended March 31, 2003, $13.9 million related to these three vessels.

Other Highlights

On April 7, 2003, Teekay successfully completed its acquisition of Navion ASA, the wholly-owned shipping subsidiary of Statoil ASA (NYSE: STO, OSE: STL), on a debt free basis, for approximately $800 million in cash. In accordance with accounting principles generally accepted in the United States, Navion’s results will be consolidated with Teekay’s commencing from April 7, 2003 (the closing date); however, the effective date of the transaction (i.e. the date economic benefit was transferred) was January 1, 2003.

About Teekay

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company’s fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on April 24, 2003, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through www.teekay.com. A recording of the call will be available until May 1, 2003 by dialing (719) 457-0820, access code 410005, or via the Company’s Web site until May 24, 2003.

Use of Non-GAAP Financial Information

Teekay provides certain non-GAAP financial measures as additional information relating to its operating results. Teekay’s management believes that the presentation of these measures provides useful information to investors regarding certain additional financial and business trends relating to its financial condition and results of operations. These measures are not in accordance with, or an alternative to, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition to GAAP financial measures, Teekay has presented in this earnings release net income and diluted earnings per share on an adjusted basis, excluding write-downs in the carrying value of certain vessels and marketable securities (see attached reconciliation schedule).

Contact: Investor Relations
Attn: Jerome Holland
(604) 844-6654
Web site: www.teekay.com

SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

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                                           Three Months Ended              Three Months Ended              Three Months Ended
                                                March 31,                       December 31,                    March 31,
                                                    2003                            2002                            2002
                                               (unaudited)                     (unaudited)                     (unaudited)
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NET VOYAGE REVENUES
Voyage revenues                                    282,232                         222,835                         188,630
Voyage expenses                                     69,334                          67,691                          52,471
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Net voyage revenues                                212,898                         155,144                         136,159
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OPERATING EXPENSES
Vessel operating expenses                           42,646                          40,620                          40,387
Time-charter hire expense                           12,911                          12,309                          12,714
Depreciation and amortization                       39,130                          39,160                          36,078
General and administrative                          14,727                          14,422                          14,167
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                                                   109,414                         106,511                         103,346
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Income from vessel operations                      103,484                          48,633                          32,813
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OTHER ITEMS
Interest expense                                   (14,386)                        (14,120)                        (14,701)
Interest income                                        846                             803                             792
Write-down of vessels                              (26,792)                              -                               -
Other loss                                          (9,573)                         (2,210)                         (3,213)
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                                                   (49,905)                        (15,527)                        (17,122)
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Net income                                          53,579                          33,106                          15,691
============================================================================================================================================
Earnings per common share
- Basic                                              $1.35                           $0.83                           $0.40
- Diluted                                            $1.32                           $0.82                           $0.39
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Weighted-average number of
common shares outstanding
- Basic                                         39,740,399                      39,668,835                      39,554,461
- Diluted                                       40,451,189                      40,273,565                      40,254,683
============================================================================================================================================

SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                    As at March 31,                        As at December 31,
                                                                        2003                                      2002
                                                                     (unaudited)
ASSETS
Cash and cash equivalents                                                247,639                                 284,625
Other current assets                                                     119,940                                 102,933
Marketable securities - long-term                                         14,141                                  13,630
Vessels and equipment                                                  1,909,681                               1,928,488
Advances on newbuilding contracts                                        139,915                                 138,169
Other assets                                                             182,146                                 166,472
Goodwill                                                                  90,257                                  89,189
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Total Assets                                                           2,703,719                               2,723,506
============================================================================================================================================
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities                                  86,839                                 105,950
Current portion of long-term debt                                         92,695                                  83,605
Long-term debt                                                           979,192                               1,047,217
Other long-term liabilities                                               64,565                                  44,512
Minority interest                                                         21,095                                  20,324
Stockholders’ equity                                                   1,459,333                               1,421,898
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Total Liabilities and Stockholders’ Equity                             2,703,719                               2,723,506
============================================================================================================================================

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                   Three Months Ended March 31,
                                                                           2003                                    2002
Cash and cash equivalents provided by (used for)                      (unaudited)                              (unaudited)

OPERATING ACTIVITIES
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Net cash flow from operating activities                                   89,090                                   49,071
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FINANCING ACTIVITIES
Net proceeds from long-term debt                                         155,733                                    9,630
Scheduled repayments of long-term debt                                   (19,258)                                  (8,761)
Prepayments of long-term debt                                           (200,000)                                       -
Other                                                                     (6,796)                                 (11,387)
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Net cash flow from financing activities                                  (70,321)                                 (10,518)
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INVESTING ACTIVITIES
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Expenditures for vessels and equipment                                   (62,891)                                 (13,869)
Expenditures for drydocking                                               (5,019)                                  (3,858)
Proceeds from disposition of assets                                       18,000                                        -
Other                                                                     (5,845)                                   4,886
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Net cash flow from investing activities                                  (55,755)                                 (12,841)
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(Decrease) increase in cash and cash equivalents                         (36,986)                                  25,712
Cash and cash equivalents, beginning of the period                       284,625                                  174,950
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Cash and cash equivalents, end of the period                             247,639                                  200,662
============================================================================================================================================

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

                                                Three Months Ended March 31, 2003
                                                          (unaudited)

                            International            OBO                 UNS              Australian             Total
                             Tanker Fleet          Fleet*              Fleet                Fleet                Fleet
------------------------ -------------------- ------------------- ------------------- ------------------- --------------------
Net voyage revenues             155,445             18,023              27,334              12,096              212,898
Vessel operating expenses        27,107              4,506               6,560               4,473               42,646
Time-charter hire expense         7,686              5,225                   -                   -               12,911
Depreciation and
   amortization                  24,931              1,936               9,704               2,559               39,130
------------------------ -------------------- ------------------- ------------------- ------------------- --------------------

                                              Three Months Ended December 31, 2002
                                                          (unaudited)

                            International            OBO                 UNS              Australian             Total
                             Tanker Fleet          Fleet*              Fleet                Fleet                Fleet
------------------------ -------------------- ------------------- ------------------- ------------------- --------------------
Net voyage revenues             103,087             13,642              26,366              12,049              155,144
Vessel operating expenses        26,367              4,915               5,229               4,109               40,620
Time-charter hire expense         7,867              4,442                   -                   -               12,309
Depreciation and
   amortization                  25,664              2,187               8,694               2,615               39,160
------------------------ -------------------- ------------------- ------------------- ------------------- --------------------

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION - CONTINUED
(in thousands of U.S. dollars)

                                                Three Months Ended March 31, 2002
                                                          (unaudited)

                            International            OBO                 UNS              Australian             Total
                             Tanker Fleet          Fleet*              Fleet                Fleet                Fleet
------------------------ -------------------- ------------------- ------------------- ------------------- --------------------
Net voyage revenues              88,918             11,353              24,105              11,783              136,159
Vessel operating expenses        26,784              4,249               5,717               3,637               40,387
Time-charter hire expense         8,165              4,549                   -                   -               12,714
Depreciation and
amortization                     23,569              1,614               8,354               2,541               36,078
------------------------ -------------------- ------------------- ------------------- ------------------- --------------------

* Time-charter hire expense for the OBO Fleet represents the minority pool participants’ share of the OBO pool’s net voyage revenues.

TEEKAY SHIPPING COPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(in thousands of U.S. dollars, except per share data)

                                                                                                  Three Months Ended March 31,
                                                                                                              2003
                                                                                                                $
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GAAP Net income, as reported                                                                                53,579
Write-down in carrying value of vessels                                                                     26,792
Write-down in carrying value of marketable securities                                                        4,910
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Net income, as adjusted                                                                                     85,281
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GAAP diluted earnings per share, as reported                                                                  1.32
Write-down in carrying value of vessels                                                                       0.66
Write-down in carrying value of marketable securities                                                         0.12
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Diluted earnings per share, as adjusted                                                                       2.10
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect management’s current views with respect to certain future events and performance, including statements regarding tanker charter rates, the balance of supply and demand in the crude tanker market, newbuilding deliveries; and applicable industry regulations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002 and subsequent SEC filings, including the Rule 424(B) prospectus supplement filed with the SEC on February 14, 2003.